EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
	(Amounts in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$448	$158	$1,246	$224
Fixed charges excluding preferred stock dividends and accretion	95	107	283	324

Income for computation excluding interest on deposits	543	265	1,529	548

Interest expense excluding interest on deposits	80	93	242	283
One-third of rent expense	15	14	41	41
Preferred stock dividends and accretion	—	54	125	160

Fixed charges including preferred stock dividends and accretion	95	161	408	484

Ratio of earnings to fixed charges, excluding interest on deposits	5.72x	1.65x	3.75x	1.13x

Including Interest on Deposits
Income from continuing operations before income taxes	$448	$158	$1,246	$224
Fixed charges excluding preferred stock dividends and accretion	162	219	514	701

Income for computation including interest on deposits	610	377	1,760	925

Interest expense including interest on deposits	147	205	473	660
One-third of rent expense	15	14	41	41
Preferred stock dividends and accretion	—	54	125	160

Fixed charges including preferred stock dividends and accretion	162	273	639	861

Ratio of earnings to fixed charges, including interest on deposits	3.77x	1.38x	2.75x	1.07x